Mail Stop 3628

August 27, 2009

<u>**Via U.S. Mail**</u>

Mr. Jeff D. Kniese
President and Chief Executive Officer
Greenville Federal Financial Corporation
690 Wagner Avenue
Greenville, Ohio 45331

>   Re: **Greenville Federal Financial Corporation**
>   **Amendment No. 2 to Schedule 13E-3/TO-I**
>   **Filed on August 25, 2009**
>   **File No. 005-81254**

Dear Mr. Kniese:

　　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in the marked courtesy copy of your filing.

<u>Schedule 13E-3/TO</u>

1.   We note your response to comment 1 our prior letter; however, we disagree with your position that Greenville Federal MHC should not be a filing person on the Schedule 13E-3. Given its controlling ownership percentage in the issuer, and the identical, overlapping management, it appears that Greenville Federal MHC has the ability to influence the policy and direction of the issuer and should be named as a filing person on the Schedule 13E-3.

                        *   *   *   *   *

　　　　Please promptly amend your filings in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (513) 852-7895
        Cynthia A. Shafer, Esq.
        Vorys, Sater, Seymour and Pease LLP